SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                  SCHEDULE 13G
                                 (Rule 13d-102)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                   PURSUANT TO RULES 13d-1(b), (c) AND (d) AND
              AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b)(1)

                               Intelli-Check, Inc.
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                                (Name of Issuer)

                          Common Stock, $.001 par value
        ----------------------------------------------------------------
                         (Title of Class of Securities)

                                    45817G102
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                                 (CUSIP Number)

                                December 31, 2005
        ----------------------------------------------------------------
              Date of Event which Requires Filing of this Statement

                  New York State Urban Development Corporation
                   d/b/a Empire State Development Corporation
             (f/k/a New York State Science & Technology Foundation)
        ----------------------------------------------------------------
                                  Name of Filer

      Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:


                               |X| Rule 13d-1(b)
                               |_| Rule 13d-1(c)
                               |_| Rule 13d-1(d)

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                  (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

                  The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45817G102

1.    NAME OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

      New York State Urban Development Corporation d/b/a Empire State Development Corporation
      (f/k/a New York State Science and Technology Foundation)

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2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

      (a) |_|
      (b) |_|
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3.    SEC USE ONLY

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4.    CITIZENSHIP OR PLACE OF ORGANIZATION

      State of New York
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NUMBER OF               5.  SOLE VOTING POWER:            605,000*
SHARES                  --------------------------------------------------------
BENEFICIALLY
OWNED BY                6.  SHARED VOTING POWER:          N/A
EACH REPORTING          --------------------------------------------------------
PERSON WITH:
                        7.  SOLE DISPOSITIVE POWER:       605,000*
                        --------------------------------------------------------

                        8.  SHARED DISPOSITIVE POWER:     N/A
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9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

      605,000*
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10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

      |_|
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11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      4.99%*
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12.   TYPE OF REPORTING PERSON

      CO+
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* Amount includes 55,000 rights held by New York State Urban Development
Corporation, which are exercisable within the next 60 days. + Not for profit public company.


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

Item 1(a).        Name of Issuer:

                  Intelli-Check, Inc.
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Item 1(b).        Address of Issuer's Principal Executive Offices:

                  246 Crossways Park West
                  Woodbury, New York 11797
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Item 2(a).        Name of Person Filing:

                  New York State Urban Development Corporation
                  d/b/a Empire State Development Corporation
                  (f/k/a New York State Science and Technology Foundation)
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Item 2(b).        Address of Principal Business Office or, if None, Residence:

                  30 South Pearl Street
                  Albany, New York 12245

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Item 2(c).        Citizenship:


                  N/A
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Item 2(d).        Title of Class of Securities:


                  Common Stock, $.001 par value
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Item 2(e)         CUSIP Number:


                  45817G102
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Item 3.           If this statement is filed pursuant to Rules 13d-1(b), or
                  13d-2(b), check whether the person filing is a:

                  Not Applicable


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

Item 4.  Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

            (a)   Amount beneficially owned:

                           605,000*
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            (b)   Percent of class:

                           4.99%*
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            (c)   Number of shares as to which such person has:

            (i)   Sole power to vote or to direct the vote: 605,000*

            (ii)  Shared power to vote or to direct the vote: N/A

            (iii) Sole power to dispose or to direct the disposition of:
                  605,000*

            (iv)  Shared power to dispose or direct the disposition of: N/A

Item 5.  Ownership of Five Percent or Less of a Class.

                  If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following |X|.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

                  Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

                  Not Applicable.

Item 8.  Identification and Classification of Members of the Group.

                  Not Applicable.

Item 9.  Notice of Dissolution of Group.

                  Not Applicable.

Item 10. Certification.

                  Not Applicable.

* Amount includes 55,000 rights held by New York State Urban Development Corporation, which are exercisable within the next 60 days.


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

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


February 3, 2006                        NEW YORK STATE URBAN DEVELOPMENT
----------------                        CORPORATION D/B/A/
    (Date)                              EMPIRE STATE DEVELOPMENT CORPORATION
                                        (F/K/A NEW YORK STATE SCIENCE AND
                                        TECHNOLOGYFOUNDATION)


                                        By: /s/ Frances A. Walton
                                        ----------------------------------------
                                                Frances A. Walton,
                                                Chief Financial Officer


      The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.



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